February 21, 2025

Jun Liu
Chief Executive Officer
Curanex Pharmaceuticals Inc
2 Jericho Plaza, Suite 101B
Jericho, NY 11753

       Re: Curanex Pharmaceuticals Inc
           Amendment No. 3 to Registration Statement on Form S-1
           Filed February 14, 2025
           File No. 333-282686
Dear Jun Liu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Notes to the Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Intangible Assets, page F-11

1. Please revise disclosures to explain why the legal expenses related to filing the provisional patent applications would be classified as an impairment expense as opposed to being recorded as a research and development expense. Please reference the accounting literature you relied upon in your response.
Note 5. Related Party Transaction, page F-17

2. Please describe the contents of the $100,000 non-cash consideration received in the
       Duraviva asset purchase agreement and how they were accounted for the financial statements.
 February 21, 2025
Page 2

        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters.
Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Joe Laxague, Esq.